25002440

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50509

SEC Mail Processing
FEB 28 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Austin Atlantic Capital Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Alhambra Plaza, Suite 100
(No. and Street)

Coral Gables (City) FL (State) 33134 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Aaron Rodriguez (Name) (305) 677-7534 (Area Code – Telephone Number) arodriguez@austinatlantic.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HLB Gravier, LLP
(Name – if individual, state last, first, and middle name)

396 Alhambra Circle, suite 900 (Address) Coral Gables (City) FL (State) 33134 (Zip Code)

09/01/2009 (Date of Registration with PCAOB)(if applicable) #3676 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aaron Rodriguez, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Austin Atlantic Capital Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SILVIO LACAYO
MY COMMISSION # HH 456816
EXPIRES: January 16, 2028

Signature: Aaron Rodriguez

Title: CFO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AUSTIN ATLANTIC CAPITAL INC.
Coral Gables, Florida
(S.E.C. I.D. No. 8-043981)

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2024
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
and
SUPPLEMENTARY INFORMATION

AUSTIN ATLANTIC CAPITAL INC.

Coral Gables, Florida

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2024

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1-2

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION 3

STATEMENT OF OPERATIONS 4

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY 5

STATEMENT OF CASH FLOWS 6

NOTES TO FINANCIAL STATEMENTS 7

SUPPLEMENTARY INFORMATION

SCHEDULE OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 10

SCHEDULE II & SCHEDULE III 11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT 12

EXEMPTION REPORT 13

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Austin Atlantic Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Austin Atlantic Capital, Inc. as of December 31, 2024, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Austin Atlantic Capital, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Austin Atlantic Capital, Inc.'s management. Our responsibility is to express an opinion on Austin Atlantic Capital, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Austin Atlantic Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule of the Computation of Net Capital under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Austin Atlantic Capital, Inc.'s financial statements. The supplemental information is the responsibility of Austin Atlantic Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of the Computation of Net Capital under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

HLB Gravier, LLP

HLB Gravier, LLP

We have served as Austin Atlantic Capital, Inc.'s auditor since 2016.

Coral Gables, Florida

February 24, 2025

AUSTIN ATLANTIC CAPITAL INC.

Statement of Financial Condition

As of December 31, 2024

	2024
ASSETS	
Cash and cash equivalents	$231,962
Receivables:	
Mutual fund distribution fees	17,648
Other receivables	10,310
Prepaid expenses	826
Total assets	$ 260,746
LIABILITIES AND SHAREHOLDER'S EQUITY	
Due to Austin Atlantic Inc.	$21,128
Accrued expenses and account payables	11,948
Total liabilities	33,076
Shareholder's equity	
Common stock, $1 par value: 7,500 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	4,639,144
Accumulated deficit	(4,412,474)
Total Shareholder's equity	227,670
Total liabilities and shareholder's equity	$ 260,746

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.

Statement of Operations
For the year ended December 31, 2024

	2024
Revenues	
Mutual fund distribution fees	$196,119
Referral fees	65,877
Trailers and other revenues	21,556
Total revenues	283,552
Expenses	
Distribution and referral expenses	76,805
Professional fees	40,815
Regulatory expenses	37,762
Compensation	22,761
Occupancy	9,067
Telecommunications and data processing	4,231
Other expenses	5,582
Total expenses	197,023
Net Income	$ 86,529

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2024

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2024	$ 1,000	$ 4,639,144	$ (4,499,003)	$ 141,141
Net Income			86,529	86,529
Balance at December 31, 2024	$ 1,000	$ 4,639,144	$ (4,412,474)	$ 227,670

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.

Statement of Cash Flows

For the year ended December 31, 2024

		2024
Cash flows from operating activities		
Net Income	$	86,529
Adjustments to reconcile net income to net cash used by operating activities:		
Changes in assets and liabilities		
Receivables		
Mutual fund distribution fees		(9,687)
Other receivables		(6,905)
Prepaid expenses		(151)
Payables		
Due to Austin Atlantic Inc.		10,528
Accrued expenses and account payables		9,021
Total adjustments		2,806
Net cash provided by operating activities		89,335
Net change in cash and cash equivalents		89,335
Cash and cash equivalents at beginning of year		142,627
Cash and cash equivalents at end of year	$	231,962

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Austin Atlantic Capital Inc. ("the Firm") is a registered broker-dealer with the Securities and Exchange Commission and is a wholly owned subsidiary of Austin Atlantic Inc. ("AAI" or "Parent Company"). The firm operates as the distributor of various registered investment companies, can act as agent for the purchase and sale of loans, and also refers parties for financing agreements.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable: Accounts receivable are generated in the normal course of business and include any contractual balances owed to the firm. The firm collects these receivables usually in less than 90 days. Receivable balances as of January 1, 2024 were $11,366, and $27,958 as of December 31,2024. No allowance for loss was recorded in 2024 or 2023 as it was deemed unnecessary and is in accordance with ASC 326-20.

Revenue from Contracts with Customers: The Firm follows the Accounting Standards Update ("ASU") 606 on revenue recognition, which was issued by the Financial Accounting Standards Board ("FASB"). This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. Revenues are analyzed to determine whether the Firm is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the transactions with its customers.

The Firm distributes as agent mutual funds and earns a distribution fee or trailer as long as the customer maintains its purchased fund balances. Income is recognized for the periods for which such balances are held, which satisfies the Firm's performance obligation.

The Firm refers as agent funding sources to a customer (see Note 7) earning a referral fee. Income is recognized in the period when the funding sources are used, satisfying the Firm's performance obligation.

Cash Flows: Cash and cash equivalents include cash and deposits with other financial institutions with maturities fewer than 90 days. Net cash flows are reported for interest bearing deposits in other financial institutions.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items.

Changes in assumptions or in market conditions could significantly affect these estimates. Assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value.

Concentration of Credit Risk: As of December 31, 2024, the firm has no concentration of credit risk with depository institutions of the United States in the form of a bank account with balance over the excess of the FDIC insured amount of $250,000. Management believes there is no significant risk of loss or counterparty risks if it held such balance.

Income Taxes: AAI is a subchapter S corporation, and the firm is a wholly owned subsidiary of AAI. Therefore, the firm is a disregarded entity for income tax purposes and all income and expense flows directly to the shareholder. The firm is not taxed at the corporate level and as such records no tax related assets, expenses, or liabilities. In addition, the firm evaluated ASC740 and determined that it had no financial impact from its application.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Loss Contingencies: Loss contingencies, including claims, legal or regulatory actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. All legal fees are expensed as incurred. As of December 31, 2024 no such liabilities where recorded or threatened.

NOTE 3 - RELATED-PARTY TRANSACTIONS

Operations of the firm are conducted in facilities and by some personnel shared with AAI and certain of its affiliates. As such, the firm can incur in fees to AAI for overhead and administrative expenses used by the firm in conducting its business activities. Such expenses allocated to the firm include actual expenses used by and paid on behalf of the firm as determined by AAI. At December 31, 2024, the payable to AAI for allocations and operating expenses amounted to $21,128 and the 2024 expenses allocated totaled $121,832.

The firm maintains a bank account with an affiliated bank. At December 31, 2024, cash and cash equivalents at affiliated entities amounted to $5,126.

NOTE 4 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents can include liquid investments with short-term maturities. The Firm may maintain cash balances in financial institutions in excess of the insurance limits provided by the Federal Deposit Insurance Corporation.

NOTE 5 - MUTUAL FUND DISTRIBUTION FEES

The firm has distribution agreements with various registered investment companies. One of the Firm's distribution agreement is with the Asset Management Fund, Inc. ("AMF"), an institutional mutual fund managed and advised by Systems 2 Advisors LP ("S2"), which provides that the firm receive payments based upon a percentage of each portfolio's average daily net assets. As of December 31, 2024 fees earned were $106,162, fees waived were $50,043, and fees receivable totaled $3,648. In addition, the firm entered into a statutory distribution agreement with S2, where total fees earned as of December 31, 2024 were $140,000 and fees receivable were $14,000.

NOTE 6 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

NOTE 6 – FAIR VALUE (Continued)

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2024 the Firm's assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value. There were no assets or liabilities measured on a non-recurring basis as of December 31, 2024.

NOTE 7 – REVENUES CONCENTRATION

The firm has three main lines of business that account for majority of its revenues. Two of these business lines (referral fees and distribution fees) rely on single customer sources, and as such would terminate if these customer relationships ends.

NOTE 8 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the firm is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or its minimum net capital required of $25,000. At December 31, 2024, the Firm's net capital was $198,886 while its required net capital was $25,000, and its ratio of aggregate indebtedness to net capital was 0.1663 to 1. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

NOTE 9 – SUBSEQUENT EVENTS

On January 30, 2025 the firm distributed $50,000 of its capital to AAI.

In accordance with Accounting Standards Codification ("ASC") 855 the Firm has evaluated subsequent events and transactions for potential recognitions and/or disclosure through February 24, 2025, which is the date the financial statements were available to be issued and determined that there were no other significant items affecting the accompanying financial statements that required such recognition or disclosure.

SUPPLEMENTARY INFORMATION

AUSTIN ATLANTIC CAPITAL INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2024

Total Stockholder's equity	$ 227,670
Deductions and charges	
Cash balances deposited in CRD	686
Prepaid Fidelity Bond	140
Mutual fund distribution fees receivables	17,648
Receivables and other assets	10,310
Total non-allowable assets	28,784
Net capital before haircuts on securities	198,886
Haircuts on securities	
Total haircuts on securities	0
Net capital	$ 198,886
Aggregate indebtedness	
Items included in statement of financial condition	
Total liabilities	$ 33,076
Aggregate indebtedness to net capital	16.63%
Computation of basic net capital requirement	
Minimum net capital required	25,000
Net capital	$ 198,886
Excess net capital	$ 173,886
Excess net capital at 100% (net capital less 120% of minimum dollar net capital requirement)	$ 168,886

There were no differences between the amounts presented above and the amounts presented in the firm's December 31, 2024 FOCUS Part II filings submitted on January 27, 2025.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the rule. The Company did not maintain possession or control of any customer funds or securities.

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Austin Atlantic Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Austin Atlantic Capital, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Austin Atlantic Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(1) (exemption provisions) and (2) Austin Atlantic Capital, Inc. stated that Austin Atlantic Capital, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Austin Atlantic Capital, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Austin Atlantic Capital, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HLB Gravier, LLP

HLB Gravier, LLP

Coral Gables, Florida

February 24, 2025

AUSTIN ATLANTIC

Austin Atlantic Capital Inc. Exemption Report

Austin Atlantic Capital Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

Austin Atlantic Capital Inc.
[Name of Company]

We, Rodger D. Shay Jr. (President) and Aaron Rodriguez (Chief Financial Officer), swear (or affirm) that, to our best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

By: Aaron N Rodriguez

Title: Chief Financial Officer

February 24, 2025.

All fields marked with * are mandatory.

Annual Audit Notice Information:

FINRA reminds member firms that the SEC has updated the Facing Page and Oath or Affirmation that member firms are required to file with their annual report pursuant to SEA Rule 17a-5. All firms must use the amended Facing Page and Oath or Affirmation beginning for fiscal years ending October 31, 2021. The updated Facing Page and Oath or Affirmation is available on the SEC website.

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 20, 2021, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BOX Options Exchange, LLC

Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc.

Cboe Exchange Inc., Cboe C2 Exchange, Inc.

Cboe EDGA Exchange Inc., Cboe EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

Long-Term Stock Exchange, Inc.

Miami International Securities Exchange, LLC, MIAX Emerald, LLC, MIAX Pearl, LLC

Nasdaq ISE, LLC, Nasdaq GEMX, LLC, Nasdaq MRX, LLC

Nasdaq Stock Market, LLC, Nasdaq BX, Inc., NASDAQ PHLX LLC

New York Stock Exchange LLC, NYSE American LLC

NYSE Arca, Inc., NYSE Chicago, Inc., NYSE National, Inc.

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.

Name of Auditor*		PCAOB #*	
HLB GRAVIER, LLP		3676	
Auditor Address - Street*	City*	State*	Zip Code*
396 ALHAMBRA CIRCLE,SUITE 900	CORAL GABLES	FL	33134

Auditor Main Phone Number*

305) 446-3022

Lead Audit Partner Name*

JOSE M. IGLESIAS

Lead Audit Partner Direct Phone Number*

305) 446-3022

Lead Audit Partner Email Address*

jiglesias@hlbgravier.com

FYE: 2024-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

FINRA reminds member firms that the SEC has updated the Facing Page and Oath or Affirmation that member firms are required to file with their annual report pursuant to SEA Rule 17a-5. All firms must use the amended Facing Page and Oath or Affirmation beginning for fiscal years ending October 31, 2021. The updated Facing Page and Oath or Affirmation is available on the SEC website.

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]

☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 ***(Select ONLY One)*** **See Annual Audit Notice Information above.**

◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* AACI Annual Report 2024.pdf 679335 bytes